Exhibit 23.1

Consent of Independent Auditors

The Board of Directors and Unitholders
Pope Resources, A Delaware Limited Partnership:

We consent to the incorporation by reference in the registration statement (No. 333-46091) on Form S-8 of Pope Resources, A Delaware Limited Partnership of our report dated February 3, 2004 relating to the consolidated balance sheets of Pope Resources, A Delaware Limited Partnership and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Pope Resources, A Delaware Limited Partnership.

/s/ KPMG LLP

Seattle, Washington
March 19, 2004